October 12, 2006

Mr. John Francis Greenhalgh
Securitisation Advisory Services Pty. Limited
Level 7, Martin
Sydney 2000, Australia

Re: **Securitisation Advisory Services Pty Limited**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed September 26, 2006
        File No. 333-136516

Dear Mr. Greenhalgh:

        We have reviewed your Amendment No. 1 to Registration Statement on Form S-3 filed on September 26, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

Prospectus Supplement

Cover

1. Please revise the cover to add a placeholder for the other forms of credit enhancement that may be used with this prospectus supplement.

2. We note your response to prior comment 13. Please add disclosure on the cover page clarifying that the interest rate will change at the step-up date.

Important Notice About Information…, Page S-iv

3. We note your response to prior comment 19. We also note the phrase "[other than [ ]]" in the second-to-last sentence on page S-13. Although you have supplementally indicated that the characteristics of the mortgage pool will not change by more than 5%, inclusion of the phrase "[other than]]" suggests that characteristics may in fact change by more than 5%. Please supplementally explain and revise as necessary.

<u>Summary of the Parties to the Transaction, page S-1</u>

4. We note your response to our prior comment 24. "Manager" is not a Regulation
    AB term. As such, please use non-Regulation AB terms, such as Manager, only
    alongside their Regulation AB counterparts. Please revise to provide the
    information required under Item 1106 of Regulation for the entity that is the
    depositor in the body of the prospectus and prospectus supplement.

<u>Structural Diagram, page S-4</u>

5. Please include the structural diagram before effectiveness.

6. We note your response to prior comment 25. Please add a placeholder to the
    summary confirming that you will identify any other servicers.

<u>Assets of the Trust, page S-54</u>

7. We note your response to prior comment 35. Please include in your disclosure
    the explanation given in your response, explaining what collateral securities are.

[Features of the Housing Loans, page S-55]

8. We note the third sentence of your supplemental response to prior comment 36.
    Please confirm that you will file a post-effective amendment reflecting any
    material changes to the prospectus, including changes to the potential assets that
    may be included in the asset pool, prior to the use of such prospectus.

<u>Principal Charge-offs, page S-78</u>

9. While we note your response to prior comment 38, we re-issue the comment.
    Please revise the prospectus to disclose that charge-off occurs after 120 days or
    advise.

10. While we note that you generally charge-off delinquencies after 120 days, your
    response implies that there are certain exceptions to this policy. As such, please
    confirm that you will disclose loss and delinquency information in 30/31 day
    buckets through actual charge-off, not through 121 days.

<u>Residual Interests, page S-81</u>

11. We note your response to prior comment 40. It is remains unclear whether you
    intend to register the transfer of the residual interest. Please explain.

Base Prospectus

Other Features of the Housing Loans, page 9

12. We note your response to prior comment 48. However, your disclosure still indicates that if information respecting the housing loans is not known at the time the notes are initially offered, additional information may be set forth in the Form 8-K within 15 days. Please revise your disclosure on page 9 to clarify that disclosure required on Form 8-K will be filed in a timely manner.

Special Features of the Housing Loan, page 18

13. Please note that the assets that may be included in the asset pool must be described in the base prospectus. Please revise your disclosure in this section accordingly. We also note that similar disclosure regarding "special features" appears on page 22 of the base prospectus. Please revise this disclosure accordingly, as well.

Redraws and Further Advances, page 19

14. Please revise the cover page to add disclosure stating that the asset pool may include housing loans subject to redraws or further advances.

15. We note that your supplemental disclosure in response to prior comment 53 is not consistent with the first sentence on page 20. Please supplementally expand your discussion of the method by which advances above the scheduled principal balance would not cause removal of the loan from the pool.

16. We re-issue prior comment 54 with respect to advances that may exceed the scheduled principal balance. In your response, please explain the similarities of this feature to a home equity line of credit. Please also consider the immediately preceding comment.

Additional Features, page 22

17. We note your response to prior comment 55 and we re-issue the comment. Please delete this section and make revisions elsewhere as appropriate.

Payments of Principal, page 24

18. We note your response to our prior comment 57 and revised disclosure. Please refer to this feature as a revolving period here.

19. Please add bracketed language to the summary in the prospectus supplement regarding the revolving period. Refer to Item 1103(a)(5) of Regulation AB.

Purchase Obligations, page 43

20. We note your response to prior comment 58, but reissue the comment. Please specify the circumstances when a purchase obligation may arise. Consider adding bracketed language to the prospectus supplement.

Other Insurance, Guarantees and Support Agreements, page 71

21. Please explain what the term "support agreements" means. Each type of credit enhancement needs to be described in the base prospectus.

Insolvency Conditions, page 92

22. We note your response to our prior comment 61. Please revise to add disclosure about what is meant by the housing loans "should not be considered" to be the assets of the originator upon its winding up and the assets in a fund "should not be available" to other creditors of the issuer trustee. Consider adding risk factor disclosure as appropriate.

Enforcement of Foreign Judgments in Australia, page 107

23. Please discuss the investor's ability to bring an original action against the issuing entity in an appropriate foreign court. Refer to Item 1100(e) of Regulation AB and Item 101(g)(iv) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (212) 849-5555
        Paul A. Jorissen
        Mayer, Brown, Row & Maw